Shareholder meeting

On December 1, 2004, a Special Meeting of shareholders of the Fund was held to elect nine Trustees effective January 1, 2005.

Proxies covering 3,276,574 shares of beneficial interest were voted at the meeting.

The shareholders elected the following Trustees to serve until their respective successors are duly elected and qualified, with the votes tabulated as follows:

                                        WITHHELD
                        FOR             AUTHORITY
James F. Carlin         3,201,341       75,233
Richard P. Chapman, Jr. 3,200,909       75,665
William H. Cunningham   3,201,941       74,633
Ronald R. Dion          3,205,350       71,224
Charles L. Ladner       3,198,809       77,765
Dr. John A. Moore       3,199,710       76,864
Patti McGill Peterson   3,198,179       78,395
Steven R. Pruchansky    3,204,518       72,056
James A. Shepherdson    3,205,444       71,130